SEC 09041896 MMISSION

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SEC FILE NUMBER
8- 065923

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
AUG 25 2009
Washington, DC 122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regent Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4035 E. Thousand Oaks. Blvd., Suite 240
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louie Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regent Capital Group, Inc., as of June 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIF
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 17 day of JULY, 2009
by LOUIE UCCIFERRI proved to me on the basis of satisfactory evidence to be the person(s) who

Notary Public

ROBERT A. BROOKS
COMM. #1735565
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2011

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Regent Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Regent Capital Group, Inc. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Capital Group, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Regent Capital Group, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash	$	11,967
Furniture and equipment, net		8,662
Deposits		2,832
Total assets	$	23,461

Liabilities and Stockholder's Equity

Liabilities		
Account payable & accrued expenses	$	3,782
Income tax payable		555
Total liabilities		4,337
Stockholder's equity		
Common stock, no par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding		10,000
Additional paid-in capital		91,599
Accumulated deficit		(82,475)
Total stockholder's equity		19,124
Total liabilities and stockholder's equity	$	23,461

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Operations
For the Year Ended June 30, 2009

Revenues	
Commissions income	$ 921,505
Interest income	11
Total revenues	921,516
Expenses	
Employee compensation and benefits	53,433
Commission expense	802,880
Occupancy expense	30,250
Taxes, licenses, and fees	300
Other operating expenses	119,497
Total expenses	1,006,360
Net income (loss) before income tax provision	(84,844)
Income tax provision	800
Net income (loss)	$ (85,644)

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Changes in Shareholder's Equity
June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at June 30, 2008	$ 10,000	$ 18,599	$ 3,201	$ 31,800
Capital distributions	-	-	(32)	(32)
Proceeds from paid-in capital		73,000	-	73,000
Net income (loss)	-	-	(85,644)	(85,644)
Balance at June 30, 2009	$ 10,000	$ 91,599	$ (82,475)	$ 19,124

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (85,644)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,884	
(Increase) decrease in assets:		
Commissions receivable	47,600	
Prepaid expense	245	
Increase (decrease) in liabilities:		
Account payable & accrued expenses	1,989	
Commission payable	(90,576)	
Income tax payable	555	
Total adjustments		(38,303)
Net cash provided by (used in) operating activities		(123,947)
Cash flow from investing activities:		
Purchase of furniture and equipment	(3,118)	
Net cash provided by (used in) in investing activities		(3,118)
Cash flow from financing activities:		
Capital distributions	(32)	
Proceeds from contribution of additional paid-in capital	73,000	
Net cash provided by (used in) financing activities		72,968
Net increase (decrease) in cash		(54,097)
Cash at beginning of year		66,064
Cash at end of year		$ 11,967

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Regent Capital Group, Inc. (the "Company") was incorporated in the State of California on February 20, 2003. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements of securities.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenues and expenses are recorded when incurred, ususally at the closing of escrow on real estate private placements.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the stockholders, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the acumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Advertising costs are charged to operations when incurred. At June 30, 2009, advertising costs totaled $4,336, and are included in other operating expenses.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer equipment	$ 8,832	5
Furniture and fixtures	4,247	7
	13,079	
Less: Accumulated Depreciation	(4,417)	
Furniture and equipment, net	$ 8,662	

Depreciation expense for the year ended June 30, 2009, was $1,884.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

On July 14, 2007, the Company entered into a three (3) year automobile lease agreement. On March 14, 2008, the Company entered into a sublease agreement for office space which terminates on June 30, 2010. For the year ended June 30, 2009, the rent and auto lease expense were $30,250 and $24,508, respectively.

Year Ending June 30,	Amount
2010	$ 48,894
2011 & thereafter	-
	$ 48,894

Note 5: PROFIT SHARING PLAN

The Company sponsors a qualified Section 401(k) Profit Sharing Plan which covers all employees who have completed one year of service and have attained the age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual limits allowable plus catch up provisions, if applicable. The Company can make a discretionary matching contribution equal to a percentage of the employee deferral, as determined each year by the Company. For the year ended June 30, 2009, total profit sharing and matching contributions are $175.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $7,630 which was $2,630 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,337) to net capital was 0.57 to 1, which is less than the 15 to 1 maximum allowed.

Regent Capital Group, Inc.
Notes to Financial Statements
June 30, 2009

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $556 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 8,186
Adjustments:		
Accumulated deficit	$ (802)	
Non-allowable assets	246	
Total Adjustments		(556)
Net capital per audited statements		$ 7,630

Regent Capital Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	91,599	
Accumulated deficit	(82,475)	
Total stockholder's equity		$ 19,124
Less: Non-allowable assets		
Furniture and equipment, net	(8,662)	
Deposits	(2,832)	
Total non-allowable assets		$ (11,494)
Net capital		7,630
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 289	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ (5,000)
Excess net capital		$ 2,630
Ratio of aggregate indebtedness to net capital	0.57 : 1	

There was a difference of $556 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009. See Note 8.

Regent Capital Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Regent Capital Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Regent Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Regent Capital Group, Inc.:

In planning and performing our audit of the financial statements of Regent Capital Group, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2009

Regent Capital Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009